3628

Austrian

09047072

SEC Mail Processing Section

SEP 30 2009

Washington, DC
110

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

8 September 2009

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer

Thomas Krammer
Head of Investor Relations

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

dlw 10/7

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496

Rule 12g3-2(b) File No. 82-4970

Austrian

8 September 2009

Ad-hoc Release

Austrian Airlines AG: Information about a change in voting rights pursuant to § 93 Austrian Stock Exchange Act

Pursuant to the provisions contained in § 93 Austrian Stock Exchange Act, Austrian Airlines AG announces that it was informed by ÖIAG Österreichische Industrieholding AG about the sale of 36,626,875 shares in Austrian Airlines AG on 3 September 2009 to ÖLH Österreichische Luftverkehrs-Holding-GmbH ("ÖLH"). As a result, ÖIAG's shareholding in Austrian Airlines AG was reduced to zero.

Furthermore, Austrian Airlines AG announces that it was informed by ÖLH Österreichische Luftverkehrs-Holding-GmbH that the latter had exceeded the 75 per cent threshold in respect to its voting rights in Austrian Airlines. As of 3 September 2009, ÖLH had acquired a total of 73,586,289 shares. This corresponds to a stake in Austrian Airlines (excluding the treasury shares held by Austrian Airlines) of 86.48% (rounded off to two decimal places) of its total issued share capital.

For further information:

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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